

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2012

Via Email
Cameron Reynolds
President and Chief Executive Officer
VolitionRX Limited
150 Orchard Road
Orchard Plaza 08-02
Singapore 238841

> **Re:     VolitionRX Limited**
> **Amendment to Form 8-K**
> **Filed February 24, 2012**
> **File No. 000-30402**

Dear Mr. Reynolds:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A, filed February 24, 2012

Item 1.01

1.    We reissue comment one from our letter dated January 27, 2012.  Please revise the disclosure to explain the reference to the cancellation of the 2.02 million shares issued and outstanding.  Please clarify when this cancellation occurred, the terms of the cancellation and how this cancellation was affected.  Clarify whether the shareholders entered into an agreement for the cancellation of their shares.  If so, please file as an exhibit.

Description of our Business, page 6

2.    We reissue comment eight from our letter dated January 27, 2012.  We note statements on page 10 about the proposed pricing of your products and the estimated costs to manufacture.  With a view to disclosure, please advise us how you developed these estimates.

3.    Please revise the disclosure on page 23 to clearly disclose the "certain conditions contained in the letter" agreement between Cronos and Innovations.  Also, specify "the amount not exceeding that which is stipulated in the Secondary License."

Financial Information, page 34

4.    We note your response to prior comment 14 from our letter dated January 27, 2012 and partially reissue.  Please revise your Management's Discussion and Analysis to address the material terms of the $1.1 million "due in respect of stock issuances," clarify the approximate date(s) and number of shares you and clarify that you do not have a cash obligation with respect to this amount.

Security Ownership of Certain Beneficial Owners and Management, page 38

5.    Please revise the beneficial ownership table to include in Mr. Rootsaert's ownership the shares beneficially owned through Concord International, as footnote 14 states he has voting and dispositive control.

6.    We partially reissue comment 16 from our letter dated January 27, 2012.  Please disclose the natural person(s) who have voting and dispositive control over the shares held by ValiRX PLC.

Item 6. Executive Compensation, page 49

7.    We partially reissue comment 18 from our letter dated January 27, 2012.  We note the Service Agreement discussed in the related transactions section.  Please include compensation received by Messrs. Faulkes and/or Reynolds from this agreement.  Item 402 of Regulation S-K requires disclosure of all compensation, direct and indirect.

8.    Please provide the footnote requested by Instruction 1 to Item 402(n)(2) of Regulation S-K as it relates to the options granted to Dr. Morris.  Similar disclosure should be provided for the options granted to Dr. Faulkes and Dr. Colman.  See Item 402(r)(2)(iv) of Regulation S-K and prior comment 20.  Lastly, revise the summary compensation table to state the principal position of each officer.

Certain Relationships and Related Party Transactions, page 55

9.      We note the related party agreements discussed in this section.  Please revise to disclose the amounts paid pursuant to such agreements for the time periods required by Item 404 of Regulation S-K.

Exhibits

10.     We note the reference in Exhibit 10.08 to the disclosure letter and disclosure bundle. Please file Exhibit 10.08 in its entirety.

Form 8-K/A, filed January 11, 2012

Exhibit 99.1

3.Acquisition of ValiBio SA, page 10

11.      We note your response to comment 23 in our letter dated January 27, 2012. In your revised filing please disclose that prior to its acquisition by Singapore Volition, ValiBio SA did not have any employees and held only one acquired patent right. Also disclose that ValiBio did not produce any revenue, had no significant operations and did not conduct any research and development activities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister at (202) 551-3341 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director